UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  April 21, 2024

MATTERPORT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39790	85-1695048
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

352 East Java Drive

Sunnyvale, CA 94089

(Principal Executive Office) (Zip Code)

Registrant's telephone number, including area code: (650) 641-2241

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Sections 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value	MTTR	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On April 21, 2024, Matterport, Inc., a Delaware corporation (the “Company” or “Matterport”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with CoStar Group, Inc., a Delaware corporation (“CoStar”), Matrix Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of CoStar (“Merger Sub I”), and Matrix Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of CoStar (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Pursuant to the Merger Agreement, Merger Sub I will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of CoStar (the “First Merger”). Immediately thereafter, subject to the terms of the Merger Agreement and, in certain circumstances, at the discretion of CoStar, the Company will merge with and into Merger Sub II, which will survive the merger as a wholly owned subsidiary of CoStar (the “Second Merger and, together with the First Merger, the “Mergers”). The respective boards of directors of Matterport and CoStar have unanimously approved the Merger Agreement, and the board of directors of Matterport recommends that the stockholders of Matterport approve the transactions contemplated by the Merger Agreement, including the Mergers, and adopt the Merger Agreement.

Consideration to Matterport Stockholders. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each share of Class A common stock, par value $0.0001 per share, of the Company (each a “Matterport Share” and collectively, the “Matterport Shares”) issued and outstanding immediately prior to the First Effective Time (other than Matterport Shares held by the Company (including in treasury), CoStar or their respective subsidiaries and Matterport Shares that are held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be converted into the right to receive (i) $2.75 in cash (the “Per Share Cash Consideration”) plus (ii) a number of shares of CoStar common stock, par value $0.01 per share (the “CoStar Shares”), equal to the Exchange Ratio (as defined below), subject to a right to receive cash in lieu of fractional shares (such cash and shares collectively, the “Merger Consideration”).

“Exchange Ratio” means the number of CoStar Shares being issued for each Matterport Share, determined as follows:

•	if the Average Share Price is greater than or equal to $94.62, the Exchange Ratio shall be 0.02906,

•	if the Average Share Price is less than or equal to $77.42, the Exchange Ratio shall be 0.03552, or

•	if the Average Share Price is greater than $77.42 and less than $94.62, the Exchange Ratio shall be the quotient of (a) $2.75 divided by (b) the Average Share Price.

“Average Share Price” means the average of the volume-weighted average prices of a CoStar Share for the 20 consecutive trading days ending on and including the trading day that is 3 trading days prior to the First Effective Time.

In the event that the Threshold Percentage (as defined in the Merger Agreement) is at least 40%, for U.S. federal income tax purposes, the Mergers are intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Whether the Mergers so qualify depends upon certain factors including the Average Share Price.

Treatment of Matterport Equity Awards. The Merger Agreement provides that, at the First Effective Time:

•	Each option to purchase Matterport Shares that is outstanding (other than those held by individuals who are former employees or service providers of Matterport (the “Former Employee Options”)), whether vested or unvested, will automatically be converted into an option to purchase a number of CoStar Shares based on the Exchange Ratio and the Per Share Cash Consideration at an adjusted exercise price (as determined in accordance with the formula in the Merger Agreement), and otherwise which will be subject to the same terms and conditions as applied immediately prior to the First Effective Time;

•	Former Employee Options that are outstanding, whether vested or unvested, will automatically be cancelled and the holders thereof will be entitled to receive the Merger Consideration applicable to shares covered by such options after deducting the exercise price (as determined in accordance with the formula in the Merger Agreement), less applicable tax withholdings;

•	Each award of restricted stock units relating to Matterport Shares that is outstanding (other than each restricted stock unit that becomes fully vested automatically as a result of the closing of the Mergers (the “Accelerated RSU awards”)) will be converted automatically into a corresponding award in respect of CoStar Shares based on the Exchange Ratio and the Per Share Cash Consideration (as determined in accordance with the formula in the Merger Agreement), and otherwise which will be subject to the same terms and conditions as applied immediately prior to the First Effective Time; and

•	All Accelerated RSU Awards will be cancelled and converted into the right to receive the applicable portion of the Merger Consideration in respect of each Matterport Share covered by such Accelerated RSU Award (including any Matterport Shares in respect of dividend equivalent units credited thereon).

Conditions to Closing. The consummation of the Mergers are subject to various conditions, including, among others, (i) the adoption of the Merger Agreement by holders of a majority of the Matterport Shares entitled to vote thereon at special meeting of the Company’s stockholders, (ii) the expiration of the applicable waiting period (or extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other approvals under specified antitrust and foreign investment laws, (iii) absence of any law or order prohibiting the Mergers, (iv) the approval for listing on Nasdaq of the CoStar Shares to be issued in connection with the Mergers, (v) the effectiveness of a registration statement on Form S-4 to be filed by CoStar registering the CoStar Shares to be issued in connection with the Mergers, (vi) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, (vii) compliance and performance by the parties with their respective covenants in the Merger Agreement in all material respects, and (viii) the absence of a material adverse effect (as defined in the Merger Agreement) with respect to Matterport or CoStar on or after the date of the Merger Agreement.

Representations, Warranties and Covenants. The Merger Agreement contains customary representations, warranties and covenants made by each of Matterport, CoStar, Merger Sub I and Merger Sub II, including, among others, covenants by Matterport regarding the conduct of its business during the pendency of the Mergers contemplated by the Merger Agreement, public disclosures and other matters. Matterport is required, among other things, not to solicit alternative transactions and, subject to certain exceptions, not to engage in discussions or negotiations regarding an alternative transaction. Subject to certain exceptions, Matterport’s board of directors is also required to recommend that Matterport’s stockholders adopt the Merger Agreement.

Prior to the adoption of the Merger Agreement by Matterport’s stockholders, Matterport’s board of directors may withhold, withdraw, qualify or modify its recommendation that Matterport’s stockholders adopt the Merger Agreement in connection with a Superior Proposal or an Intervening Event (each as defined the Merger Agreement) if the Company complies with certain notice and other requirements set forth in the Merger Agreement, including the payment of a termination fee (as described below) to CoStar.

Termination Rights. The Merger Agreement may be terminated under certain circumstances, including (i) if the Mergers have not been consummated on or before January 21, 2025, subject to three extensions of 90 days each in order to obtain required regulatory approvals, (ii) if the approval of the Matterport stockholders is not obtained, or (iii) if Matterport’s board of directors makes an adverse recommendation change with respect to the Mergers or to enter into an agreement relating to a Superior Proposal. In certain circumstances in connection with the termination of the Merger Agreement, including if Matterport’s board of directors changes or withdraws its recommendation of the Mergers to its stockholders or terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal, Matterport will be required to pay CoStar a termination fee of $50.0 million in cash. In addition, CoStar will pay Matterport $85.0 million if the Mergers are not consummated under certain circumstances relating to the failure to obtain approvals, or there is a final, non-appealable order preventing the Mergers, in each case, relating to antitrust laws.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated into this Current Report on Form 8-K by reference in its entirety. The Merger Agreement and the above description have been included to provide investors and stockholders of the Company with information regarding the Merger Agreement’s terms. They are not intended to provide any other factual information about the Company, CoStar, the Merger Subs or their respective subsidiaries, affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between the parties to the Merger Agreement that differ from those applicable to investors. Investors and stockholders of the Company should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, CoStar, the Merger Subs or any of their respective subsidiaries, affiliates, businesses, or stockholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of the Company or CoStar. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties to the Merger Agreement and the transactions contemplated by the Merger Agreement that will be included in reports, statements and other filings they make with the U.S. Securities and Exchange Commission (the “SEC”).

Voting Agreements

On April 21, 2024, concurrently with the execution of the Merger Agreement, certain of Matterport’s stockholders entered into a voting agreement with CoStar (the “Voting Agreement”) pursuant to which, among other things and subject to the terms and conditions set forth therein, each such stockholder agreed to vote all Matterport Shares beneficially owned by them, which in the aggregate represent approximately 15% of the voting power of Matterport’s stock, (i) in favor of adopting the Merger Agreement and approval of the Mergers and (ii) against any competing acquisition proposal or any action or agreement that is in opposition to the Mergers. The Voting Agreement terminates upon certain events, including the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the form of the Voting Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated into this Current Report on Form 8-K by reference in its entirety. The Voting Agreement has been attached to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company or its stockholders. Moreover, the representations and warranties in the Voting Agreement were used for the purposes of allocating risk between CoStar and the stockholders rather than establishing matters of fact. Accordingly, the representations and warranties in the Voting Agreement should not be relied on as characterization of the actual state of facts about the stockholders of Matterport, CoStar or any of its subsidiaries or affiliates.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Company maintains an Executive Severance Plan (the “Severance Plan”) for the Company’s executive officers. Among other benefits, the Severance Plan provides for the payment of severance and other benefits to participants in the event of a termination of employment with the Company without cause or for good reason, each as defined in the Severance Plan, during the period beginning three months prior to (and including) the date on which a change in control (as defined) occurs and ending on (and including) the twelve month anniversary of the date of the change of control.

In connection with the transactions contemplated by the Merger Agreement, each of R.J. Pittman, David Gausebeck, Matthew Zinn, Jean Barbagelata, Japjit Tulsi, Jay Remley and JD Fay has agreed to sign a letter agreement (the “Severance Plan Letter Agreement”), effective as of the closing of the transactions contemplated by the Merger Agreement, that acknowledges that the consummation of the transactions contemplated by the Merger Agreement and/or any change in title, reporting relationship or the nature or scope of the authority, statute, duties or responsibilities, in any case, that occurs in connection with the consummation of the transactions contemplated by the Merger Agreement solely as a result of Matterport no longer being a standalone public company and the introduction of dual reporting into Costar Group functional group leaders will not constitute “Good Reason” under the terms of the Severance Plan. Further, each such executive agrees that, as consideration for the execution of the Severance Plan Letter Agreement described herein, the CIC Protection Period (as defined in the Severance Plan) will be extended until the second anniversary of the date of the change of control.

The foregoing description of the Severance Plan Letter Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of form of the Severance Plan Letter Agreement, a copy of which is filed herewith as Exhibit 10.2 and is incorporated into this Current Report on Form 8-K by reference in its entirety.

Item 8.01	Other Events

On April 22, 2024, the Company issued a press release announcing its entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d)	List of Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of April 21, 2024, among CoStar Group, Inc., Matrix Merger Sub, Inc., Matrix Merger Sub II LLC and Matterport, Inc.*
10.1	Form of Voting Agreement.
10.2	Form of Severance Plan Letter Agreement.
99.1	Press Release dated as of April 22, 2024.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Matterport, Inc.

Date: April 22, 2024	By:	/s/ James D. Fay
	Name:	James D. Fay
	Title:	Chief Financial Officer